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                                United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549



                                 FORM 12b-25



                          Notification of Late Filing
                                   Form 10-K




     For the Fiscal Year ended                    Commission File Number
         December 31, 2001                                 0-4431



                       PART I - REGISTRANT INFORMATION

                              AUTO-GRAPHICS, INC.
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             (Exact name of registrant as specified in its charter)


            California                                 95-2105641
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  (State or other jurisdiction of                  (I.R.S. employer
  incorporation or organization)                 identification number)



  3201 Temple Avenue, Pomona, California                   91768
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         (Address of principal                          (Zip Code)
           executive offices)



               Registrant's telephone number:  (909) 595-7204


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PART II - RULES 12b-25(b) AND (c)


[X]    (a)     The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense.


[X]    (b)    The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.


[ ]    (c)    The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.


PRIVATE  PART III - NARRATIVE

The Registrant is requesting additional time to complete negotiations with its primary bank, Wells Fargo Bank, on a renewal and extension of its credit facility. The Registrant's 2001 Form 10-K Report is expected to be filed electronically on or before April 16, 2002.


PRIVATE  PART IV - OTHER INFORMATION

(1) Person(s) to contact in regard to this notification:

      Craig O. Dobler, Esq. (909) 320-7050

(2) Indicate by check mark whether all reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months have been filed.

      Yes    X          No
          -------          -------

(3) Indicate by check mark whether it is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      Yes    X          No
          -------          -------

The Registrant reported a net loss for the year ended December 31, 2000 of $874,698 and has previously reported a net loss of $977,932 for the nine month period ended September 30, 2001, and that the Registrant anticipates reporting a net loss in the $1,300,000 to $1,400,000 range on net sales of approximately $8.6 million for the year ended December 31, 2001.


AUTO-GRAPHICS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  4/2/02                              By /s/ Daniel E. Luebben
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                                           Daniel E. Luebben
                                           Chief Financial Officer